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                                Filed by: WellPoint Health Networks Inc.
                                pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934.

                                Subject Company: RightCHOICE Managed Care, Inc. Commission File Number: 001-15907

Cautionary Statements:

This filing may be deemed to be solicitation material with respect to the proposed transaction between RightCHOICE Managed Care, Inc. and WellPoint. In connection with the proposed transaction, WellPoint has filed with the SEC a final proxy statement-prospectus, dated December 7, 2001, regarding the proposed transaction. The final proxy statement-prospectus has been sent to the stockholders of RightCHOICE seeking their approval of the proposed transaction. Stockholders of RightCHOICE are encouraged to read the final proxy statement-prospectus because it contains important information about the proposed transaction. The final proxy statement-prospectus and all other documents filed by RightCHOICE or WellPoint with the SEC are available for free both on the SEC's web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries. RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers is included in the final proxy statement-prospectus.

Certain statements contained in this filing are forward-looking statements. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, nonacceptance of managed care coverage, business conditions and competition among managed care companies, rising health care costs, trends in medical loss ratios, health care reform, delays in receipt of regulatory approvals for pending transactions and other regulatory issues. Additional risk factors are listed from time to time in WellPoint's various SEC reports, including, but not limited to, WellPoint's Annual Report on Form 10-K for the year ended December 31, 2000.
                                      ***

The following press release was issued by WellPoint Health Networks Inc. on January 2, 2002.
                                      ***
FOR IMMEDIATE RELEASE                                         JANUARY 2, 2002


CONTACT:     Ken Ferber   (805) 557-6794


    WELLPOINT RANKED AS FORBES MAGAZINE'S BEST LARGE HEALTH INSURANCE COMPANY

                 RANKING IN PLATINUM 400 IMPROVES SIGNIFICANTLY

THOUSAND OAKS, CALIF. - Forbes Magazine has ranked WellPoint Health Networks Inc. (NYSE: WLP-news) as the best large company in the health insurance industry for 2001. Additionally, WellPoint is now ranked as the 53rd best large company in America - a significant improvement from its ranking of 117 in 2000.

In addition to having the highest overall score in its industry, WellPoint led its sector in five-year return on capital, five-year growth in stock price and sales growth in the past twelve months.

"This achievement underscores WellPoint's commitment to providing value to our customers by developing innovative products that offer choice, quality, and health security," said Leonard D. Schaeffer, chairman and chief executive officer of WellPoint.

The January 7, 2002, edition of the magazine rates the Forbes Platinum list of the 400 best large companies in America. The list is also available on www.forbes.com/platinum400. According to the magazine, each company is scored relative to its industry peers on profitability and growth for 2001 and over the past five years.

WellPoint Health Networks Inc. serves the health care needs of approximately 10 million medical and more than 44 million specialty members through Blue Cross of California, Blue Cross Blue Shield of Georgia and UNICARE. The Company offers a broad spectrum of quality network-based health products including open access PPO, POS and hybrid products, HMO and specialty products. Specialty products include pharmacy benefit management, dental, utilization management, vision, mental health, life and disability insurance, long-term care insurance, flexible spending accounts, COBRA administration and Medicare supplements.

This press release may be deemed to be solicitation material with respect to the proposed transaction between RightCHOICE Managed Care, Inc. and WellPoint. In connection with the proposed transaction, WellPoint has filed with the SEC a final proxy statement-prospectus regarding the proposed transaction. The final proxy statement-prospectus has been sent to the stockholders of RightCHOICE seeking their approval of the proposed transaction. Stockholders of RightCHOICE are encouraged to read the final proxy statement-prospectus because it contains important information about the proposed transaction. The final proxy statement-prospectus and all other documents filed by RightCHOICE or WellPoint with the SEC are available for free both on the SEC's web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries. RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers is included in the final proxy statement-prospectus.


                                     # # #

Cautionary Statements:
Certain statements contained in this press release are forward-looking statements. Actual results could differ materially due to, among other things, operational and other difficulties associated with integrating acquired businesses, nonacceptance of managed care coverage, business conditions and competition among managed care companies, rising health care costs, trends in medical loss ratios, health care reform, delays in receipt of regulatory approvals for pending transactions and other regulatory issues. Additional risk factors are listed from time to time in the Company's various SEC reports, including, but not limited to, the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

This press release may be deemed to be solicitation material with respect to the proposed transaction between RightCHOICE Managed Care, Inc. and WellPoint. In connection with the proposed transaction, WellPoint has filed with the SEC a final proxy statement-prospectus regarding the proposed transaction. The final proxy statement-prospectus has been sent to the stockholders of RightCHOICE seeking their approval of the proposed transaction. Stockholders of RightCHOICE are encouraged to read the final proxy statement-prospectus because it contains important information about the proposed transaction. The final proxy statement-prospectus and all other documents filed by RightCHOICE or WellPoint with the SEC are available for free both on the SEC's web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries. RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers is included in the final proxy statement-prospectus.